Atlas Technical Consultants, Inc.

13215 Bee Cave Parkway Building B, Suite 230

Austin, Texas 78738

April 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-264016) of Atlas Technical Consultants, Inc. (the “Registrant”)

Dear Ms. Adeloye:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. Washington D.C. time on April 28, 2022 , or as soon thereafter as practicable.

Please call Doug C. Lionberger of Winston & Strawn LLP at (713) 651-2693 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Atlas Technical Consultants, Inc.

By:	/s/ L. Joe Boyer
Name:	L. Joe Boyer
Title:	Chief Executive Officer

cc:	Douglas C. Lionberger, Winston & Strawn LLP
James R. Brown, Winston & Strawn LLP